FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 19th of May, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

Attached hereto is the text of a press release issued May 11, 2006, by M-Systems.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	May 19, 2006	By:	/s/ Donna Gershowitz
VP, General Counsel

Editorial Contact David Coates Brodeur dcoates@brodeur.com Tel: 1-617-587-2927	Investor Contacts Jeff Corbin / Lee Roth KCSA Worldwide jcorbin@kcsa.com / lroth@kcsa.com Tel: 1-212-896-1214 / 1209

FOR IMMEDIATE RELEASE:

Announcing x4™ Technology Breakthrough, msystems™ Takes the NAND Industry to the Next Level

Ground-breaking 4-bit per cell NAND flash technology is designed to revolutionize NAND flash manufacturing economics, increase fab profitability and fuel new generations of multimedia-rich, consumer electronics devices

KFAR SABA, Israel, May 11, 2006 - msystems™ (Nasdaq: FLSH), a leader in smart personal storage, today announced x4™ technology, a technological breakthrough designed to revolutionize NAND flash manufacturing economics, increase fab profitability with no changes to manufacturing processes, and fuel new generations of multimedia-rich, consumer electronics devices.
As a proprietary msystems’ technology encompassing unparalleled flash management and control algorithms, x4 technology is designed to enable utilization of 4-bit/cell NAND flash, previously considered to be a practical and physical impossibility. x4 NAND components, likely to be mass produced during 2007, are to be comprised of the first-ever 4-bit/cell NAND flash media and an indispensable x4 technology controller. Thanks to msystems’ technological breakthrough, NAND flash manufacturers are expected to realize over 30% cost savings in comparison with the most advanced 2-bit/cell multi-level cell (MLC) NAND flash wafers manufactured to date through equivalent lithography. This is accomplished by doubling bit density in comparison with such MLC NAND flash, and quadrupling it when compared with single-level cell (SLC) NAND flash. Furthermore, as msystems’ x4 technology requires no changes to manufacturing processes, it stands to increase fab profitability.

“This is a phenomenal day for NAND flash manufacturers and the consumer electronics market, as well as for msystems,” said Dov Moran, president and CEO of msystems. “x4 technology is msystems’ highest peak in a sixteen-year trail of continuous innovation and systems-level expertise as well as the culmination of five years of dedicated research and development efforts. Based on msystems’ robust flash management patent portfolio, x4 technology represents a quantum leap forward for the flash industry, underlining our ongoing commitment to making personal storage smarter. Judging by the undisputed success of 2-bit/cell MLC NAND flash technology and the significant cost savings x4 technology is designed to deliver to NAND flash manufacturers, we believe x4 NAND components are set to further push flash memory from prevalent to pervasive, ushering in new generations of affordable, multimedia-rich, personal storage for consumer electronics devices.”

With a decrease in price per gigabyte (GB) of more than 80 percent over the past three years, NAND flash storage is the memory medium of choice for a plethora of devices in the consumer electronics space. msystems’ x4 NAND components are expected to target consumer electronics devices, such as digital audio (MP3) players, consumer solid state drives (SSDs), portable media players, digital video cameras, GPS devices, multimedia and music handsets, memory cards and USB flash drives.

Driven by the widespread availability of personal storage devices, the demand for NAND flash memory is expected to grow by leaps and bounds. In recent research, Gartner forecast that the NAND flash market would grow from $11.96 billion in 2005 to $24.70 billion in 2010. Decreasing prices and surging demand have pushed manufacturers to look for new ways to maximize bit density per wafer, in the hope of driving fab profitability and return on investment. msystems’ x4 technology, through its ability to transparently quadruple the density of SLC NAND flash wafers, has been developed to provide this sought-after advantage.

“The NAND flash market is experiencing phenomenal growth fueled by the digital revolution. Building new manufacturing fabs to satisfy tremendous demand requires huge investments, and such efforts may not be recognized in a fiercely competitive environment,” said Joseph Unsworth, principal research analyst, Gartner. “Technology developments that leverage existing NAND manufacturing processes can be critical in helping manufacturers achieve significant cost savings without the burden of major capital expenditures, thereby enabling higher profitability.”

A proprietary technology, x4 is well rooted in msystems’ vast flash management expertise, such as its renowned TrueFFS® technology, its system-solution approach and robust intellectual property portfolio. Several x4 technology partnerships are currently being evaluated by msystems, and are likely to lead to mass production of x4 NAND components during 2007.

About msystems
msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets. msystems’ product lines include:

▪ mDrive (formerly DiskOnKey®) U3 USB smart drives for personal, portable computing
▪ mDOC embedded flash drives for mobile handsets and consumer electronics devices
▪ mSIM MegaSIM® series high-density SIM cards and mSIM M.MAR® series SIM cards and highly secure cards (available both from msystems and its subsidiary Microelectronica)
▪ mCard, high-quality memory cards for mobile handsets and digital cameras
▪ mTrust (formerly Xkey®) end-to-end enterprise access, control and management solution for USB flash drives and other removable media
▪ mSSD (formerly FFD™) rugged solid state disks for mission-critical applications
▪ mModule (formerly DiskOnChip® modular family) modular flash storage for embedded systems
▪ mSafe (formerly SuperMAP® family) secure hardware and software crypto cores

More information is available online at www.m-systems.com. msystems. made smarter.

Note to Editors: High-resolution photo images of msystems’ products can be found on the Internet at www.m-systems.com/site/en-US/Corporate/PressRoom/ImageLibrary.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is incorporated as M-Systems Flash Disk Pioneers Ltd.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 including new products and technologies which are based on current expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to: risk associated with the development and implementation of x4 technology and any costs  or losses associated with its development and/or implementation, including difficulties in utilization of 4-bit/cell NAND flash, unforeseen difficulties that flash manufacturers may experience in implementing x4 technology in the production of x4 technology enabled flash components, including unexpected changes in the manufacturing process and unexpected delays in the production of such flash components, the failure of manufacturers to realize costs savings through the utilization of x4 technology, the failure of x4 technology to fuel new generations of consumer electronic devices and generally any decline or lack of growth in the demand for NAND flash memory, any failure we may experience in perfecting and/or protecting our intellectual property rights related to x4 technology, any failure, delays or difficulties we may experience in negotiating new partnerships with flash manufacturers utilizing our x4 technology that are profitable for us, and the risk that such partnerships may ultimately not be profitable for us, and generally any failure or difficulty we may experience in utilizing the benefits x4 technology to our advantage and any losses that we may suffer from the development or utilization of x4 technology; the risk that our competitors may develop other technologies that compete with or are superior to our x4 technology and that flash manufacturers may opt to utilize such other technologies and not our x4 technology; the effect of global economic conditions in general and conditions in M-Systems’ industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, slower adoption rate for these new products or technologies, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems’ and its customers’ inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems’ and its customers’ products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems’ and its customers’ products; and other risk factors detailed from time to time in M-Systems’ filings with the Securities and Exchange Commission. M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to M-Systems’ website above does not constitute incorporation of any of the information thereon into this press release.